NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

May 14, 2007

VIA EDGAR

Mr. William Thompson, Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nitches, Inc.
Forms 10-K and 10-K/A for Fiscal Year Ended August 31, 2006
Filed December 14, 2006 and January 31, 2007
Forms 10-Q and 10-Q/A for Fiscal Quarter Ended November 30, 2006
File No. 0-13851

Mr. Thompson:

     This letter constitutes Nitches, Inc.'s response to your correspondence dated April 23, 2007, with respect to the above referenced filings. We have prepared this letter to facilitate your review. Set forth below are copies of the comments from your letter, and our detailed responses.

     As noted in our prior letter dated April 3, 2007, we will file an Amendment No. 2 on form 10-K/A for the year ended August 31, 2006, and amendments to our quarterly reports on form 10-Q/A for the periods ended November 30, 2006 and February 28, 2007, as appropriate, promptly upon confirming our positions with the Commission.

Form 10-K/A Amendment No. 1 for Fiscal Year Ended August 31, 2006

Item 8. Financial Statements and Supplementary Data, page 17

Note 3. Acquisitions, page 26

Home Décor, page 27

1.	We have considered your response to comment three in our letter dated March 20, 2007. Please revise your purchase price allocation to allocate the purchase price based on the estimated fair values of all tangible and intangible assets acquired. In doing so, please address the following:
  Revise the estimated fair value of the Bill Blass license based on a direct valuation of this intangible asset as the use of the residual method to value acquired intangible assets does not comply with SFAS 141. Refer to EITF Topic D-108. Tell us how you arrive at the revised fair value.

  Allocate a portion of the purchase price to the acquired customer list. Irrespective of the fact that the customer list is substantially comprised of retailers who were already your customers, we believe these acquired customer relationships have value because you now have the ability to sell new products to the existing customers. The fair value should be based on the cash flows expected to be generated from the incremental sales to the overlapping customers.

  Revise the recorded amount of order backlog so that it represents the amount a buyer would be willing to pay to acquire the future cash flows expected to arise from the backlog. In this regard, we are unclear as to why you believe that your avoided design and sales costs represent the fair value of the purchased backlog.

  Allocate the excess cost of the acquired business over the amounts assigned to assets acquired as goodwill or, alternatively, allocate the excess of the fair value of acquired assets over cost as a pro rata reduction of the amounts that otherwise would have been assigned to the acquired assets. Refer to paragraphs 43 and 44 of SFAS 141.

Refer also, for guidance, to SFAS 141 and EITF 02-17, as applicable.

We have recalculated the purchase price allocation to allocate the purchase price based on the estimated fair values of all tangible and intangible assets acquired.

After reviewing EITF D-108, we have revised the estimated fair value of the Bill Blass license using the direct method of Discounted Future Income. We calculated the value using estimated income from the license for the current year, which is substantially complete. We then calculated the Discounted Future Income over the remaining fifteen and one-half years of the license term, using a growth rate of 4% per annum and a discount rate of 15%. On this basis the fair value of the license is estimated at $3,086,000.

We have reviewed SFAS 141 and EITF 02-17 and believe that the customer list does not have independent value and cannot be separated from the Bill Blass license in this instance, because the customer list is comprised of large well known retailers and the customer list is of no value without the rights under the Bill Blass license.

We believe that our allocation to backlog was based on the fair market value. The home décor products, primarily candles, are simple to make and available from a number of manufacturing sources. In addition, the retailers purchasing the products are primarily retailers, well known by a number of independent sales representatives. Accordingly, we estimate the amount a third party would pay for the backlog would be equal to the amount it would save in designing and selling costs or approximately 7% of the backlog. We believe that for this product, this valuation method is appropriate and represents the fair market value of the backlog. In accordance with paragraph 44 of SFAS 141 we did not prorate back any of the excess value over the cost to the backlog, since it is a current asset.

Accordingly we believe that the purchase price allocation is appropriate and the original allocation of the purchase price should remain as is.

Note 9. Income Taxes, page 29

2.	We have reviewed your proposed revisions in response to comment four in our letter dated March 20, 2007. Please tell us why the "reconciliation of deferred tax assets from prior year tax return" had an effect on income tax expense. A summary of the book/tax temporary differences giving rise to the adjustment would facilitate our understanding. Also, tell us how the temporary differences giving rise to the adjustment arose. In addition, tell us how you have accounted for deferred tax assets or liabilities for differences between the assigned values and tax bases of assets and liabilities in purchase business combinations and why your accounting treatment complies with paragraph 30 of SFAS 109.

One of the basic principles of accounting for income taxes is that a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carry forwards. This principle is applied at the date of the financial statements.

In general, the change in the balance of the deferred tax asset / liability at the beginning of the reporting period to the balance in deferred tax asset / liability at the date of the financial statements is caused by temporary differences during the reporting period.

Many times, the amounts of these temporary differences are estimated based on the best information available at the time the SFAS 109 analysis is prepared. Therefore, in the course of preparing the SFAS 109 analysis, a ‘true up’ of the temporary items that existed at the beginning of the reporting period is required. In some situations, these temporary items affect both:

1.	The true-up of the prior year current income tax liability / prepaid tax and
2.	The prior year deferred tax asset / liability.

However, the true-up of some temporary items can affect only the prior year deferred tax asset / liability and have no affect on the prior year current tax liability / prepaid tax. For example, a change in a reserve (contingent deduction for tax) that reduces financial reporting income but does not reduce taxable income, will not change the current tax payable, but will increase the deferred tax asset.

Changes in accounting estimates are common in practice and result from new events or occur as a company gains more experience, or obtains additional information. Changes in estimates are reported in the period the estimate is revised or in both the current and future periods if the change affects future periods.

In the immediate case, there is a true up of temporary items. The net operating loss carry forward in the August 13, 2005 deferred tax analysis was understated by $70,000. The inventory reserve was understated in the deferred tax analysis by $30,000. Other small reserves and accruals were understated by $3,000. The effect of the true up of these temporary items was an increase in deferred tax assets of $103,000. None of these items caused a change in the prior year current tax liability / prepaid tax.

There was another true-up item relative to deferred taxes. This was a change in the blended state tax rate from 7.58% to 8.84%. The effect of this change in rates was an increase to deferred tax assets of $19,000.

The deferred tax effect of the true up of these three temporary differences and the change in the blended state rate are reflected in the tax provision rate reconciliation as Other.

The following represents a more detailed reconciliation of the “Other” line item

Deferred Tax Asset	Reconciling Amount
Net Operating Loss	$70,000
Inventory Reserve	30,000
Other Various Deferred Tax Assets	3,000
Change in Blended State Tax Rate	19,000
Total Reconciling Amount	$122,000

Paragraph 30 of SFAS 109 requires that in a business combination deferred taxes be established for differences between book and tax bases of the acquired assets and liabilities. During the current year we acquired an additional interest in Designer Intimates, Inc. The tax bases and book bases of all acquired assets and liabilities were compared and the resulting deferred tax assets and liabilities were included on the balance sheet. The following deferred tax assets and liabilities were reported at the date of the business combination:

Deferred Tax Asset/(Liability)	Amount
Bad Debt Reserve	$100,000
Fixed Assets	100,000
Inventory	(232,000)
Customer List	(355,000)
Trademark	(359,000)
License	(287,000)
Net Deferred Tax Liability as of
Business Combination	($1,033,000)

There was no effect on tax expense for the adjustment to deferred tax assets and liabilities associated with the business combination.

Schedule II, page 42

3.	We have reviewed your proposed revisions in response to comment five in our letter dated March 20, 2007. In light of the disclosure you propose to include in footnote 2 to the table, please confirm to us that inventory markdown allowances are only reversed upon sale or disposition of specific inventory items and that such allowances are not reversed if the market value recovers prior to sale or disposition of the inventory.

Refer to footnote 2 to ARB 43 and SAB Topic 5:BB which provide that inventory markdowns create a new cost basis that subsequently cannot be marked up when the circumstances that gave rise to the markdown no longer exist. If revisions to your financial statements are required to comply with this guidance, please advise. Also, consider clarifying your proposed disclosure in footnote 2 to indicate, if true, that deductions represent write-offs as well as recoveries with respect to accounts receivable.

We affirm that inventory markdown allowances are only reversed upon sale or disposition of specific inventory items. We do not reverse allowances on inventory if the market value of the inventory recovers. No revisions to our financial statements are required. We will clarify footnote 2 in our amendment to indicate as true that with respect to accounts receivable deductions represent write-offs as well as recoveries.

(1)	Deductions consist of amounts released from reserves due to either (a) a write-off of the underlying accounts receivable or inventory and the resulting loss having been charged directly to costs or expenses (b) with respect to accounts receivable, the recovery of monies owed and the elimination of related reserves or (c) with respect to inventory, a higher value having been realized upon disposition of marked down inventory and the subsequent elimination of related reserves.

Form 10-Q/A Amendment No. 1 for Fiscal Quarter Ended November 30, 2006

Item 1. Financial Statements, page 2

Note 8. Acquisition of Saguaro LLC, page 8

4.	We have considered your response to comment six in our letter dated March 20, 2007. It is unclear to us why you recognized goodwill given that the acquired entity has no operations and its assets consist solely of the two trademarks. Please explain to us in detail your basis in GAAP for recognizing goodwill. In doing so, please address the following:
  The nature of the goodwill acquired;

  Why the fair value of the securities and promissory note issued in the acquisition do not represent the fair value of the acquired trademarks;

  Why you believe the methodology you used to determine the fair value of the trademarks is consistent with FASB Concepts Statement 7;

  The facts and circumstances that resulted in a purchase price in excess of the fair value of the trademarks; and

  The significant terms of the preexisting strategic alliance with the seller, whether the purchase price included amounts relating to settlement of the preexisting strategic alliance and whether the pricing of the preexisting contract with the seller was favorable or unfavorable when compared to pricing for current market transactions for similar alliances. Please note that we believe an acquisition of a controlling equity interest in an entity is within the scope of SFAS 141 as set forth in paragraph 9 and that the consensuses in EITF 04-01 should be applied.

We will amend our disclosure with respect to the Saguaro transaction to ascribe the fair value of the securities and promissory note to the value of the trademarks acquired, rather than to goodwill.

The preexisting strategic alliance was established to design, produce, and distribute branded leather and non-leather apparel under the SaguaroTM label and private label apparel to independent, multi-store, and national retail chains within the United States of America. Under the terms of the alliance Impex provided the Saguaro mark to Nitches and performed design and merchandising; direct selling, marketing and sales representative management; and sourcing and production oversight to the alliance. Nitches arranged for financing, production, warehousing and distribution of the apparel products. For its services, Nitches paid to Impex the following:

  Design and production support fees equal to 2% of net sales.

  Sales management fees equal to 2% of net sales made through independent sales representatives.

  Sales commissions equal to 5% of net sales made by direct selling.

  A 50% split of the profits earned after all costs and fees including these above and those due Nitches were deducted. We recorded this as a royalty payment.

The purchase price did not include any amounts allocable to the termination of the strategic alliance. All amounts due and owing under the strategic alliance were paid in full. The pricing under the alliance agreement is similar to arrangements that we have with other licensors and we believe is comparable to similar arrangements by third parties in our industry.

Form 10-Q for Fiscal Quarter Ended February 28, 2007

5.	Please address the comments above, as applicable.

Consistent with our response to item 4 with respect to the Saguaro transaction, we will file an amendment to our Quarterly Report for the period ended February 28, 2007 to reflect the allocation of the fair value of the securities and promissory note to the value of the trademarks acquired, rather than to goodwill.

Item 1. Financial Statements

Note 9. Stock-Based Compensation

6.	Please disclose the weighted-average grant-date fair value of options granted, total fair value of options vested and total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be realized. Refer to the minimum disclosure requirements in paragraph A240 of SFAS 123(R). In addition, explain to us how you computed the aggregate intrinsic value of options outstanding and options vested and exercisable. Also, tell us how you computed the amount of stock-based compensation expense recognized during the most recent six month period.

In amendment to our Quarterly Report for the period ended February 28, 2007 we will include the following disclosure in Note 9.

In the table under Valuation of Options we will add a row to show Anticipated Dividend Yield of 0% for each of the periods ended November 30, 2006 and February 28, 2007. We will also add a row to show weighted-average grant-date fair value of options granted was $2.74 on each of the periods ended November 30, 2006 and February 28, 2007.

We will also include the following under Compensation Costs. The total fair value of options vested is $301,494. After recording expense through February 28, 2007, there remains $904,481 of unrecognized compensation costs related to unvested stock options to be recognized over the next 3.6 years.

We calculated the fair value, not the intrinsic value. We computed stock-based compensation expense by multiplying the fair value of the options by the percentage of days in the vesting period that the options were outstanding in the reporting period.

* * * *

     With respect to our Forms 10-K and 10-K/A for the Fiscal Year ended August 31, 2006 and Forms 10-Q and 10-Q/A for the Fiscal Quarters Ended November 30, 2006 and February 28, 2007, we acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your assistance in this matter. Please call me at (858) 731-0520 or James Mercer of Duane Morris LLP, counsel to Nitches, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Steven P. Wyandt
Chief Executive Officer